Exhibit 99.3

Alibaba Group Prices Approximately US$3.2 Billion Offering of Zero Coupon Convertible Senior Notes

Hong Kong, China, September 11, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the pricing of its offering (the “Notes Offering”) of approximately US$3.2 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the “Notes”) to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes Offering is expected to close on September 16, 2025, subject to customary closing conditions.

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation will include approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand. The remaining 20% will be invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency. Alibaba Group estimates that the net proceeds from the Notes Offering will be approximately US$3.13 billion, after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company.

To reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle any converted Notes, the Company entered into derivatives transactions under which Company purchased from one or more of the initial purchasers and/or their affiliates and/or other financial institutions (the “Option Counterparties”) capped call options that effectively increase the conversion price of the Notes to the “cap price.” The cap price will initially be US$235.46 per ADS, which represents a premium of 60% to the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing, converted to U.S. dollars at a rate of HK$7.7901 to US$1 and multiplied by eight, the ordinary-share-to-ADS ratio (the “Reference Share Price”), and is subject to certain customary adjustments. With these capped call options, the Company expects to reduce the dilutive effect of any issuance of new shares (or payments of cash) to settle conversions of the Notes by receiving corresponding amounts of shares and/or cash (up to the cap price) from the Option Counterparties. The cost of the capped call options was approximately US$183.74 million. The Notes Offering and the capped call transactions are intended to lower Company’s overall cost of capital. The details of the capped call transactions are described below.

When issued, the Notes will be general senior unsecured obligations of Alibaba Group. The Notes will mature on September 15, 2032 unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may not convert their Notes at any time on or prior to the 40th day following the last date of original issuance of the Notes (such date, the “distribution compliance period end date”). After the distribution compliance period end date and prior to the close of business on the business day immediately preceding March 15, 2032, holders will have the right to convert all or any portion of their Notes, in multiples of US$1,000 principal amount, only upon satisfaction of certain conditions. On or after March 15, 2032, until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Notes, in multiples of US$1,000 principal amount, at their option at any time irrespective of the foregoing conditions. Upon conversion, the Company retains flexibility to control any potential dilution with full discretion to settle the conversions in cash or ADSs, or a combination of both. Holders may also elect to receive ordinary shares in lieu of any ADSs upon conversion. Holders who wish to elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion are advised that such election is not exercisable through the facilities of The Depository Trust Company, and such holders are advised to check in advance the requisite procedures and deadlines to exercise such election.

The initial conversion rate for the Notes will be 5.1773 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$193.15 per ADS. The initial conversion price represents a premium of 31.25% over the Reference Share Price of US$147.16 per ADS. The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be, as further described below.

The Company may redeem all Notes for cash if certain tax law changes (the “Tax Redemption”). The Company may also redeem all Notes for cash at any time if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding (the “Cleanup Redemption”). The Company may not redeem the Notes prior to September 20, 2030, except in connection with a Tax Redemption or a Cleanup Redemption. On or after September 20, 2030, the Company may also redeem for cash all or part of the Notes if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption and (ii) the trading day immediately preceding the date the Company send such notice (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, a Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed.

Holders have the right to require the Company to repurchase for cash all or part of their Notes on September 15, 2030. In addition, Holders have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased.

Capped Call Transactions

In connection with the pricing of the Notes, the Company entered into derivative transactions of capped call options with the Option Counterparties. When the Company exercises the capped call options, the Option Counterparties will be required to deliver shares, cash, or a combination of both, to the Company, at a value corresponding to the amount by which the market price of the ADSs exceeds the strike price of the capped call options purchased by the Company (equivalent to the initial conversion price for the Notes), but subject to the cap price. The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares of the Company represented thereby upon any conversion of the Notes and/or any cash payments that the Company will be then required to make in excess of the principal amount of the converted Notes. Such reduction is subject to the cap price, and subject to the Company’s discretion to require the Option Counterparties, subject to certain conditions, to settle the capped call transactions in cash, in whole or in part (in which case the Company would not receive any ADSs from the Option Counterparties to the extent of the cash settlement of the capped call transactions).

In connection with establishing their initial hedges of the capped call transactions, the Option Counterparties expect to purchase the ADSs and/or ordinary shares and/or enter into various derivative transactions with respect to the ADSs and/or ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could affect the market price of the ADSs and/or ordinary shares, other securities of the Company or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the ADSs and/or ordinary shares or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties may modify their hedge positions from time to time by entering into or unwinding various derivative transactions with respect to the ADSs, the ordinary shares, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the ordinary shares, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, repurchase of the Notes by the Company on any fundamental change repurchase date or otherwise, in each case, if the Company opts to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of the ADSs and/or the ordinary shares, or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the ADSs and/or the ordinary shares, other securities of the Company or the price of the Notes, which could affect whether the holders convert the Notes and value of the consideration that the holders will receive upon conversion of the Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

Other Matters

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof (collectively, the “Securities”), have not been and will not be registered under the Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About Alibaba Group

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the terms of, and the anticipated effects of entering into, the capped call transactions , the anticipated actions of the Option Counterparties and their respective affiliates and the anticipated effects of such actions, and whether the Company will complete the Notes Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com